Exhibit 99.1

Copernic Inc.

Consolidated Annual Financial Statements

at December 31, 2008
(expressed in U.S. dollars)

FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and U.S. GAAP. Differences which relate to the Company are summarized in note 27 to our consolidated financial statements.

Independent Registered Public Accounting Firm’s Report
RSM Richter S.E.N.C.R.L./LLP
Comptables agréés
Chartered Accountants
2, Place Alexis Nihon
Montréal (Québec)  H3Z 3C2
Téléphone / Telephone: 514.934.3400
Télécopieur / Facsimile: 514.934.3408
www.rsmrichter.com

To the Shareholders and Board of Directors of Copernic Inc.

We have audited the accompanying consolidated balance sheets of Copernic Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting at December 31, 2008 included in the Controls and Procedures section of Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 27, 2009 and, accordingly, we do not express an opinion thereon.

s/s RSM Richter LLP

Montreal, Canada
March 27, 2009

Copernic Inc. Consolidated Balance Sheets As at December 31, 2008 and 2007 (expressed in U.S. dollars)
	$2008	$2007
Assets

Current assets
Cash and cash equivalents	2,067,705	2,099,560
Restricted cash (note 6)	-	807,468
Temporary investments (note 7)	3,005,227	3,965,384
Accounts receivable (note 8)	907,560	918,033
Income taxes receivable	110,121	221,205
Prepaid expenses	170,864	208,655

	6,261,477	8,220,305

Property and equipment (note 9)	240,094	459,872

Intangible assets (note 10)	918,485	2,320,676

Goodwill (note 10)	3,362,003	7,357,003

	10,782,059	18,357,856

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	991,142	1,520,619
Deferred revenue	156,789	211,455
Deferred rent	4,805	11,016
Income taxes payable	-	8,100
Current portion of obligations under capital leases (note 14)	57,267	56,071

	1,210,003	1,807,261

Obligations under capital leases (note 14)	39,992	99,788

Future income taxes (note 22)	259,848	650,413

Commitments (note 26)

Shareholders’ Equity

Capital stock (note 15)
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares	96,556,485	96,556,485

Additional paid-in capital	5,747,028	5,784,502

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(93,592,434)	(87,101,730)

	9,272,216	15,800,394

	10,782,059	18,357,856

See accompanying notes.

Approved by the Board of Directors

s/s David Goldman                                                                           s/s Irwin Kramer
David Goldman, Chairman of the Board                                        Irwin Kramer, Director and Chair of the Audit Committee

Copernic Inc. Consolidated Statements of Operations For the years ended December 31 (expressed in U.S. dollars)
	$2008	$2007	$2006

Revenues (note 17)	7,011,631	8,116,408	9,596,402

Cost of revenues (note 18)	2,530,908	2,636,410	2,704,101

Gross Margin	4,480,723	5,479,998	6,892,301

Expenses
Marketing, sales and services	938,611	1,897,822	1,850,176
General and administration	2,907,964	4,691,572	3,996,327
Product development and technical support (note 23)	1,938,724	2,416,410	2,538,867
Amortization of property and equipment	211,056	302,509	178,192
Amortization of intangible assets	1,019,159	1,991,286	2,067,009
Write-downs and settlement costs (note 19)	4,432,264	10,146,311	1,683,238
Restructuring charges (note 13)	101,012	-	-
Interest and other income	(162,880)	(401,183)	(415,950)
Loss (gain) on foreign exchange	(24,440)	115,071	82,203

	11,361,470	21,159,798	11,980,062

Loss from continuing operations before income taxes and discontinued operations	(6,880,747)	(15,679,800)	(5,087,761)

Recovery of income taxes (note 22)	(390,043)	(1,248,974)	(729,053)

Loss from continuing operations before discontinued operations	(6,490,704)	(14,430,826)	(4,358,708)

Results of discontinued operations, net of income taxes (note 6)	-	-	89,328

Loss for the year	(6,490,704)	(14,430,826)	(4,269,380)
Basic and diluted loss per share from continuing operations	(0.44)	(0.99)	(0.31)
Basic and diluted earnings per share from discontinued operations	-	-	0.01
Basic and diluted net loss per share	(0.44)	(0.99)	(0.30)

See accompanying notes.

Copernic Inc. Consolidated Statements of Shareholders’ Equity For the years ended December 31 (expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $

Balance, December 31, 2005	14,340,864	95,298,234	5,249,902	370,369	(68,401,524)	32,516,981
Stock-based compensation			456,281			456,281
Comprehensive income:
Net loss for the year					(4,269,380)	(4,269,380)
Foreign currency translation adjustments for the year				190,768		190,768
Comprehensive income				190,768	(4,269,380)	(4,078,612)

Balance, December 31, 2006	14,340,864	95,298,234	5,706,183	561,137	(72,670,904)	28,894,650
Stock-based compensation			407,076			407,076
Comprehensive income:
Net loss for the year					(14,430,826)	(14,430,826)
Comprehensive income					(14,430,826)	(14,430,826)
Options exercised	296,667	1,258,251	(581,993)			676,258
Options which conditions have changed (note 15)			253,236			253,236

Balance, December 31, 2007	14,637,531	96,556,485	5,784,502	561,137	(87,101,730)	15,800,394
Stock-based compensation			(37,474)			(37,474)
Comprehensive income:
Net loss for the year					(6,490,704)	(6,490,704)
Comprehensive income					(6,490,704)	(6,490,704)

Balance, December 31, 2008	14,637,531	96,556,485	5,747,028	561,137	(93,592,434)	9,272,216

See accompanying notes.

Copernic Inc. Consolidated Statements of Cash Flows For the years ended December 31 (expressed in U.S. dollars)
	2008 $	2007 $	2006 $

Cash flows from (used for)

Operating activities
Loss from continuing operations	(6,490,704)	(14,430,826)	(4,358,708)
Adjustments for
Amortization of property and equipment	211,056	302,509	178,192
Amortization of intangible assets	1,019,159	1,991,286	2,067,009
Employee stock-based compensation	(37,474)	660,312	456,281
Write-down of goodwill (note 10)	3,995,000	8,060,841	-
Write-down of intangible assets (note 10)	394,192	1,985,470	403,425
Write-down of investment (note 11)	-	150,000	570,000
Write-down of property and equipment (note 9)	43,072	-	9,813
Long-term income tax credits	-	-	54,912
Future income taxes	(390,565)	(1,250,453)	(724,177)
Unrealized loss (gain) on foreign exchange	(25,201)	12,813	-
Net change in non-cash working capital items (note 21)	(439,106)	990,158	515,619

Cash used for operating activities from continuing operations	(1,720,571)	(1,527,890)	(827,634)
Cash used for operating activities from discontinued operations	-	(6,253)	(83,948)

	(1,720,571)	(1,534,143)	(911,582)

Investing activities
Reimbursement related to Copernic Technologies Inc.’s business acquisition (note 10)	-	-	379,382
Purchase of intangible assets	(5,054)	(68,433)	(51,400)
Purchase of property and equipment	(15,879)	(149,658)	(76,104)
Net decrease (increase) in temporary investments	960,157	1,626,458	(1,578,530)

Cash provided from (used for) investing activities	939,224	1,408,367	(1,326,652)

Financing activities
Issuance of capital stock	-	676,258	-
Repayment of obligations under capital leases	(57,976)	(23,071)	-

Cash provided from (used for) financing activities	(57,976)	653,187	-

Effect of foreign exchange rate changes on cash and cash equivalents	-	-	116,650

Net change in cash, cash equivalents and restricted cash during the year	(839,323)	527,411	(2,121,584)

Cash, cash equivalents and restricted cash – Beginning of year	2,907,028	2,379,617	4,501,201

Cash, cash equivalents and restricted cash – End of year	2,067,705	2,907,028	2,379,617

Cash and cash equivalents comprise:
Cash	1,066,817	596,493	777,637
Short-term investments	1,000,888	1,503,067	1,601,980

	2,067,705	2,099,560	2,379,617
Restricted cash (note 6)	-	807,468	-

	2,067,705	2,907,028	2,379,617

Supplemental cash flow information
Cash paid for interest	17,314	7,426	4,862
Cash (received) paid for income taxes	522	1,479	(64,900)

See accompanying notes.

Copernic Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006

(expressed in U.S. dollars)

1	Nature of business

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, calendar, emails, and email attachments stored anywhere on a PC hard drive.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its partnerships worldwide. Copernic’s search division handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia.

Search and graphic advertising

Approximately 80% of our revenues come from our search based businesses which are:  search property Mamma.com, “The Mother of All Search Engines®” and its search publisher network representing 68% of these revenues and Copernic Agent® and Copernic Desktop Search® for 12% of these revenues respectively.  The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s Web site will be listed in a premium position in the search results, identified as a sponsored result. The Company aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated online marketing initiatives). Advertising revenues generated through third party search properties have associated payout costs; these payout costs represent a percentage of the revenues generated from the distribution of search advertisements onto third party search property.  Higher margins are obtained through our own properties as there are no payout costs associated with these revenues.

The other revenue model is CPM based (cost per one thousand impressions published). The business model is based on advertisers buying impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and targeting them through our network of publishers. Campaigns can be targeted in several ways: geo-targeting (by region), or by site category (e.g.: travel, entertainment, finance).

Software licensing

Approximately 14% of our revenues came from software licensing. The business model is based on selling licenses of Copernic Desktop Search® to ISPs, portals, enterprises, international distributors and resellers as well as Copernic Agent® Personal/Pro, Copernic Summarizer® and Copernic Tracker® through our e-commerce store.

Customized development and maintenance support

Approximately 6% of our revenues were the result of customized development and maintenance support.

2	Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). Differences which relate to the Company are summarized in note 27.

a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated on consolidation.

b)	Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions.  Actual results could differ from those estimates.

c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances available, and highly liquid investments with an initial term of three months or less that are stated at cost, which approximates market value.

d)	Temporary investments

Temporary investments are valued at the amortized cost using the effective interest rate method.

e)	Income tax credits

Income tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the consolidated statements of operations as a reduction of the related expenses. Tax credits are recorded in the year in which the expenditures are incurred provided there is reasonable assurance of realization.

f)	Investments

The Company has investments in equity instruments of privately-held companies. These investments are generally accounted for under the cost method, as the Company does not have the ability to exercise significant influence over operations.  The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is judged to be other than temporary.  The Company monitors its investments for impairment by considering current factors including economic environment, market conditions and operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary. The fair value for privately held securities is estimated using the best available information as of the valuation date, including the quoted market prices of comparable public companies, recent financing rounds of the investee and other investee specific information.

g)	Financial Instruments

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Financial assets

Held for trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and cash equivalents are classified as held for trading.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income, except for investments in equity instruments that do not have a quoted market price in an active market which should be measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income (loss). Gains and losses realized on disposal of available-for-sale securities are recognized in net income (loss). No assets are classified as available-for-sale.

Held-to-maturity

Securities that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Temporary investments are classified as held-to-maturity.

Loans and receivables

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets in return for a promise to repay on a specified date, or on demand, usually with interest. Loans and receivables are accounted for at amortized cost using the effective interest rate method. Accounts receivable are classified as loans and receivable.

Financial liabilities

Held for trading

Financial liabilities classified as held for trading include derivative liabilities that are not accounted for as hedging instruments, obligations to deliver financial assets borrowed by a short seller and financial liabilities that are part of a portfolio of identified financial instruments that are managed together with the intention of generating profits in the near term. In addition, any other financial liabilities can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. No liabilities are classified as held for trading.

Other liabilities

Other liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable are classified as other liabilities.

h)	Property and equipment

Property and equipment are recorded at cost, less applicable tax credits and accumulated amortization. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	50%
Furniture and fixtures	Declining balance	33%
Leasehold improvements	Straight-line	Duration of lease

i)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization. The Company provides for the amortization of intangible assets over their estimated useful lives using the following methods and annual rates:

Trade names	Straight-line	14%
Technology	Straight-line	25%
Customer relationships	Straight-line	33%
Patents	Straight-line	10%
Software	Declining balance	50%

j)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired.  Goodwill is tested for impairment annually on December 31st  of each year or more often if events or changes in circumstances indicate that it might be impaired.  The impairment test first consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount.  When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  Any impairment loss is charged to earnings in the period in which the loss is incurred. Management’s determination of the fair value of each reporting unit incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the level of the Company’s share price and assumptions that market participants would make in valuing the reporting unit. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the reporting unit’s fair value to decrease. The Company completed its annual goodwill assessment for the individual units as of December 31, 2008.

k)	Impairment of long-lived assets

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value.

l)	Revenue recognition

Search advertising, graphic advertising, software licensing, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from maintenance support for licenses previously sold and implemented are recognized ratably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

m)	Research and development costs

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2008 and 2007.

n)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

o)	Foreign currency translation

The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries is the local currency. Accordingly, the financial statements of the Company’s subsidiaries have been translated into the reporting currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities have been translated at the historical exchange rate.  Revenues and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in net earnings (loss) for the year.

p)	Foreign currency transactions

Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenue and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the dates of the respective transactions. Exchange gains and losses arising from such transactions are included in net earnings (loss) for the year.

q)	Stock-based compensation

The Company has one share option plan (described in note 15) and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the accelerated expense attribution method over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine its compensation expense arising from stock-based awards. Cash consideration received from employees when they exercise the option is credited to capital stock.

The Company uses the Black-Scholes option pricing model which requires the input of subjective assumptions. These assumptions, including estimating the length of time employees will retain their stock options before exercising them (“the expected term”), the expected volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (“forfeitures”). Changes in subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized on the Consolidated Statements of Operations.

r)	Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during each of the years (note 16).

Diluted earnings (loss) per share are calculated based on the weighted average number of common shares outstanding in each of the years, plus the effects of dilutive common share equivalents, such as options and warrants outstanding. This method requires that the dilutive effect of outstanding options and warrants be calculated using the treasury stock method, as if all dilutive options and warrants had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

s)	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3	Change in accounting policies

a)  For changes affecting 2007

Initial application of primary source of GAAP

On January 1, 2007, in accordance with the applicable transitional provisions, the Company applied the recommendations of new Section 1506, “Accounting Changes”, of the CICA’s Handbook.  This new section, effective for the years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company.  The new standard had a negligible effect on the Company’s financial statements.

Effective in January 2007, the Company adopted three new accounting standards issued by the CICA: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These new accounting standards establish standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives. Certain changes in the value of these financial instruments are presented under Comprehensive Income in the Consolidated Statements of Shareholders’ Equity. The application of these new standards had a negligible effect on the Company’s financial statements and financial position.

Accounting policy choice for transaction costs (“EIC-166”)

Issued in June 2007, EIC-166 addresses whether the entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than held for trading. This Abstract mentions that the same accounting policy choice should be made for all similar financial instruments classified as other than held for trading but that a different accounting policy choice might be made for financial instruments that are not similar. This accounting treatment should be applied retrospectively to transaction costs accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after September 30, 2007.  The adoption of this Abstract had no impact on the Company’s financial statements.

Convertible and other debt instruments with embedded derivatives (“EIC-164”)

EIC-164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments.

The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. The adoption of this Abstract had no impact on the financial statements.

Accounting by an investor upon a loss of significant influence (“EIC-165”)

Issued in April 2007, EIC-165 addresses the situation of how an investor that loses significant influence in an investee should account for the amount the investor has in its accumulated other comprehensive income (OCI) for its proportionate share of the investee’s equity adjustment for OCI.  The amount recorded by the investor in accumulated OCI for the investor’s proportionate share of an investee’s equity adjustments for OCI should be deducted from or added to the carrying value of the investment at the time significant influence is lost. To the extent that the adjustment results in a carrying value of the investment that is less than zero, an investor should reduce the carrying value of the investment to zero and record the remaining balance in net income.

The accounting treatment in this Abstract should be applied retrospectively, with restatement of prior periods, to all financial statements for interim and annual reporting periods ending June 30, 2007.  The adoption of this Abstract had no impact on the Company’s financial statements.

b)  For changes affecting 2008

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 – Capital Disclosures.  The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements.  This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007.  The Company has adopted this new Section in its first quarter.

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted these new Sections in its first quarter.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued January 8, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives.  It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world.  The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract did not have any impact on the Company’s financial statements.

c)  Future accounting changes

Goodwill and Intangible Assets - Section 3064

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated.  This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This Section applies to interim and annual periods beginning on or after October 1, 2008, with early adoption encouraged.  The adoption of the new standard will not have any impact on the Company’s financial statements.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that  publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial reporting purposes for fiscal years beginning on or after January 1, 2011 with comparative information. In May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes expected in accounting policies related to the change over IFRS. In accordance with the notice, the Company is required to provide an update of the Company’s IFRS conversion plan in each financial reporting period prior to conversion on January 1, 2011.

The Company started working on the conversion plan in Q4 2008 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: the diagnostic, development and implementation.

The first phase includes the identification of significant differences between existing Canadian GAAP and IFRS that are relevant for the Company and the review of the alternatives available upon adoption.  In Q4 2008, the Company has performed a diagnostic review and established that the most significant differences for the Company between Canadian GAAP and IFRS relate to revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company began this phase in Q1 2009.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

4	Capital structure financial policies

The Company’s objectives when managing capital are:

•	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•    to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance our ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any capital requirements imposed by a regulator.

The Company’s capital is composed exclusively of shareholders’ equity. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures. The Company currently funds these requirements out of its liquidities.

The primary measure used by the Company to monitor its liquidity situation is by maintaining liquidities at a minimum of cash used for operating activities from continuing operations of the previous year adjusted by net change in non-cash working capital items, current portion of obligations under capital leases and expected capital expenditures for the next year.

	2008 $	2007 $
Cash used for operating activities from continuing operations	(1,720,569)	(1,527,890)
Add: net change in non-cash working capital items	439,106	(990,158)
current portion of obligations under capital leases	(57,267)	(56,071)
expected capital expenditures for the next year	(45,000)	(21,000)
	(1,383,730)	(2,595,119)

Minimum required liquidities for the coming year	1,400,000	2,600,000

	2008 $	2007 $
Total cash, cash equivalents and temporary investments	5,072,932	6,064,944
Minimum required liquidities	(1,400,000)	(2,600,000)

Available liquidities	3,672,932	3,464,944

5	Financial Instruments

On January 1, 2008, the Company adopted the requirements of the CICA Handbook Section 3862, “Financial Instruments Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”.  These Handbook Sections require disclosures to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of an entity’s exposure to risks arising from financial instruments, including how the entity manages those risks.

Financial Instruments – Carrying Values and Fair Values

Fair value estimates are made as of a specific point in time, using available information about the financial instrument.  These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign exchange rate risk in that a higher proportion of the expenses are denominated in foreign currencies relative to revenue.  Accordingly, the results are affected, and may be affected in the future, by exchange rate fluctuations of the foreign currencies relative to the US dollar.

The Company does not use derivative financial instruments to reduce its foreign exchange exposure.  Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures:

	As at
	2008 $				2007 $
	CDN	GBP	EUR	AUD	CDN	GBP	EUR	AUD
Cash and cash equivalents	56,223	-	-	-	46,794	-	-	428
Restricted cash	-	-	-	-	-	404,280	-	-
Accounts receivable	60,864	87,803	51,591	43,331	93,875	125,964	74,292	110,290
Income taxes receivable	134,572	-	-	-	216,995	-	-	-
Accounts payable and accrued liabilities	840,457	-	-	-	1,027,761	5,732	-	6,289
Deferred rent	5,872	-	-	-	10,806	-	-	-
Capital lease obligations	118,855	-	-	-	155,859	-	-	-

The following exchange rates applied during the years 2008 and 2007:

	2008		2007
	Average Rate	Reporting date	Average Rate	Reporting date
$CDN per $US	0.9443	0.8183	0.9352	1.0194
$Australian per $US	0.8531	0.6907	0.8387	0.8767
GBP per $US	1.8552	1.4470	2.0016	1.9973
EUR per $US	1.4712	1.4097	1.3704	1.4729

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a one (1) percent weakening of the US dollar would have increased the net loss by approximately $61,000 (2007- $255,000,  2006 - $334,000) assuming that all other variables remained constant.  An assumed one (1) percent strengthening of the US dollar would have had a equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.  The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit risk history of each customer.  As at December 31, 2008, four customers (with AR higher than 10% of net trade AR) represented 52% of net trade accounts receivable, compared to 54% from four customers for the same period last year, resulting in a significant concentration of credit risk. As at December 31, 2008, the Company did have a significant exposure with one of the four customers which represented 15% of net trade accounts receivable.  The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its specific customers, historical trends and economic circumstances.  The Company does not believe it is exposed to an unusual level of customer credit risk except for the specific customer mentioned.  As of December 31, 2008, trade receivables of $82,081 (2007 - $73,677) were over 60 days but not impaired.  As of March 27, 2009, most of these trade receivable have been collected. These relate to a number of independent customers for whom there is no history of default.

Interest Rate Risk

The Company is subject to interest rate risk on its cash and cash equivalents and temporary investments.  The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and temporary investments is limited because these have short-term maturities and are generally held to maturity.

The Company’s exposure to interest rate risk is as follows:

	2008		2007
	Maturity	Interest rate	Interest rate
Cash and cash equivalents	Less than 30 days	0.9% to 3.3%	3.3% to 4.2%
Temporary investments	120 days and more	1.75% to 1.80%	4.32% to 4.57%
Capital lease obligations	4 years (2007- 5 years)	10.41% to 13.08%	10.41% to 11.45%

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company’s approach in managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company also manages liquidity risk by continuously monitoring actual budgeted cash flows.  Also, the Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures.  Accounts payable and accrued liabilities will be entirely paid between 0 to 12 months.

The Company had no derivative financial liabilities as at December 31, 2008 and December 31, 2007.

6	Discontinued operations

Digital Arrow LLC and High Performance Broadcasting, Inc.

In September 2005, following the poor performance of Digital Arrow LLC (“Digital Arrow”) and High Performance Broadcasting, Inc. located in Florida, management decided to discontinue its subsidiary’s operations.

Consequently, the results of the operations of Digital Arrow have been recorded as discontinued operations and the results of the Company for the years ended December 31, 2008, 2007 and 2006 have been reclassified to account for the closure of the subsidiary’s operations.

Summary of discontinued operations

	2008 $	2007 $	2006 $

Revenues	-	-	-
Earnings before income taxes	-	-	89,328
Net earnings	-	-	89,328

For the year 2006, earnings before income taxes is the same as net earnings.

Liquidation of IBT UK

As at December 31, 2007, $807,468 of restricted cash was kept in IBT UK until the final liquidation VAT clearance was received.  On January 14, 2008, $347,373 became available as a pre-liquidation VAT clearance was received.  The remaining balance of $460,095 was released June 18, 2008.

7	Temporary Investments

In 2008, temporary investments consist of term deposits issued by the Royal Bank of Canada, bearing a weighted average interest rate of 1.78% per annum and maturing on various dates up to May 2009. The market value of term deposits as at December 31, 2008 approximates its book value.

In 2007, temporary investments consisted of commercial paper, with ratings of A1+ and P1 as per Standard & Poor and Moody’s respectively, bore a weighted average interest rate 4.51% per annum and matured on various dates up to March 2008. The market value of the commercial paper as at December 31, 2007 approximates its book value.

8	Accounts receivable

Accounts receivable comprise of the following:

	2008 $	2007 $

Trade accounts receivable	839,245	842,459
Allowance for doubtful accounts	(1,185)	(9,808)

	838,060	832,651
Other	69,500	85,382

	907,560	918,033

9	Property and equipment

			2008
	Cost $	Accumulated amortization $	Net $
Computer equipment	916,169	735,421	180,748
Furniture and fixtures	152,575	119,603	32,972
Leasehold improvements	95,691	69,317	26,374

	1,164,435	924,341	240,094

			2007
	Cost $	Accumulated amortization $	Net $

Computer equipment	1,513,749	1,167,247	346,502
Furniture and fixtures	176,750	115,946	60,804
Leasehold improvements	189,230	136,664	52,566

	1,879,729	1,419,857	459,872

Computer equipment include assets under capital leases with an original cost of $127,366 (2007 - $108,895) and accumulated depreciation of $61,896 (2007 - $22,627) as at December 31, 2008. Property and equipment also includes computer equipment that  is not depreciated since they are not yet put in operation with an original cost of $26,263 (2007 - $99,672). In 2008, a write-down of $43,072 for property and equipment was recorded as the Company estimated that the fair value of these assets were lower than their carrying value.

Amortization of property and equipment includes $39,269 (2007 – $22,627) of amortization on computer equipment under capital leases.

10	Goodwill and other intangible assets

a)	Intangible assets

				2008
	Cost $	Accumulated amortization $	Impairment provision $	Net $
Trade names	2,560,518	873,091	1,473,415	214,012
Technology	3,400,000	2,568,630	192,000	639,370
Customer relationships	2,000,000	1,347,945	652,055	-
Software	336,378	263,924	7,351	65,103
Patents	77,622	22,781	54,841	-

	8,374,518	5,076,371	2,379,662	918,485

				2007
	Cost $	Accumulated amortization $	Impairment provision $	Net $
Trade names	2,560,518	782,633	1,333,415	444,470
Technology	3,400,000	1,718,630	-	1,681,370
Customer relationships	2,000,000	1,347,945	652,055	-
Software	325,218	192,328	-	132,890
Patents	77,622	15,676	-	61,946

	8,363,358	4,057,212	1,985,470	2,320,676

In 2008, the Company’s software unit is still facing delays in execution and changes in market conditions of its commercial deployment solutions.  Based on its assessment of the fair value of the Company’s assets related to software, the Company concluded that the assets related to it had suffered a loss in value and the fair value of intangible assets was less than its carrying value for these assets.  Therefore, write-downs of $140,000 for trade names and $192,000 for technology were recorded in 2008.  Also, in 2008, write-downs of $54,841 for patents and $7,351 for software were recorded as the Company estimated that the fair value of these intangible assets was lower than their carrying value. For the same reasons, in 2007, write-downs of $1,333,415 for trade names and $652,055 for customer relationships were recorded.

Intangible assets include assets under capital leases with an original cost of $44,807 (2007 - $38,701) and accumulated depreciation of $27,255 (2007 - $9,675) as at December 31, 2008. Intangible assets also include software that is not depreciated since it is not yet in operation with an original cost of nil (2007 - $26,439).

Amortization of intangible assets includes $17,580 (2007 - $9,675) of amortization on software under capital leases.

b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	Copernic Technologies Inc.	FocusIN	Total
	$	$	$

Balance – December 31, 2006	14,571,534	846,310	15,417,844

Write-down	(7,214,531)	(846,310)	(8,060,841)

Balance – December 31, 2007	7,357,003	-	7,357,003

Write-down	(3,995,000)	-	(3,995,000)

Balance – December 31, 2008	3,362,003	-	3,362,003

The Company’s software unit is still facing delays in execution and changes in market conditions of its commercial deployment solutions.  Based on the Company’s assessment of the fair value of its assets related to the software and search / media units, the Company concluded that the related goodwill had suffered a loss in value and the fair value of the related goodwill was less than its carrying value.  Therefore, a write-down of $3,995,000 was recorded in 2008 for the software unit. For the same reasons, the Company recorded in 2007, write-downs of $7,214,531 for the software unit due to delays in execution and changes in market conditions of its commercial deployment solutions and $846,310 for the search / media unit, explained by decreased revenues due to industry pressures on advertising rates, slow down in sponsored clicks and general decrease for all graphic ads.

In 2006, $379,382 was received by the Company from the sellers of Copernic Technologies Inc. to compensate for a reduction of research and development tax credits prior to the acquisition date, the purchase price and goodwill were then reduced accordingly.

11	Investments

Investments comprise of the following:
	2008 $	2007 $

LTRIM Technologies Inc. (4,891,686 Class “A” common shares and 359,281 Class “A” preference shares)	-	-
Tri-Link Technologies Inc. (4,054,874 Preference shares)	-	-
TECE, Inc. (5,000,000 Common shares)	-	-

	-	-

In 2007, based on the assessment of the fair value of the Company’s investment in LTRIM Technologies Inc. (“LTRIM”), the Company concluded that its investment has suffered a loss in value other than a temporary decline due to LTRIM’s significant corporate restructuring and therefore recorded a write-down of $150,000 to bring it to nil.

12	Trade accounts payable and accrued liabilities

Trade accounts payable and accrued liabilities comprise of the following:

	2008 $	2007 $

Trade accounts payable and accrued liabilities	618,685	971,474
Other
Accrued employee costs	163,019	412,759
Directors and officers payable	201,982	123,541
Companies owned by directors (a) (b) (c)	7,456	12,845

	991,142	1,520,619

(a) The amount payable to companies owned by directors relates to consulting agreement between the Company and the companies owned by current directors.

(b) Services provided by two directors for 2008 were $57,700 (2007 - $123,746; 2006 - $141,971). The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

(c) David Goldman resigned as an officer and became Chairman of the Compagny in June 2008.

13	Restructuring charges

	2008 $	2007 $
Restructuring charges
Lease termination cost	31,391	-
Severance	18,093	-
Head hunters’ fees	49,769	-
Other	1,759	-
	101,012	-
Disbursements	16,561	-

Restructuring accounts payable and accrued liabilities Balance, beginning of year	-	-
Balance, end of year	84,451	-

In order to reduce its costs, the Company has decided to close its Montreal office in Q1 2009 and concentrate all its activity in Quebec City.

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses is estimated at approximately $150,000 of which $101,012 was recorded in 2008.

14	Obligations under capital leases

As at December 31, 2008, future minimum payments for obligations under capital leases are as follows:

	2008 $	2007 $

2008	-	70,449
2009	65,302	70,449
2010	39,697	38,552
2011	2,188	-
	107,187	179,450

Less: Interest (Weighted average rate of 11.20%; 2007- 10.99%)	9,928	23,591

Less: Current portion	57,267	56,071

	39,992	99,788

15	Capital stock

On November 11, 2008 the Company filed a Notice of Intention with the Ontario Securities Commission to make a Normal Course Issuer Bid (“The Notice”). In the Notice, the Company stated its intention to purchase up to a maximum of 700,000 of its common shares, representing approximately 5% of the issued and outstanding common shares of the Company as of the date hereof.  Purchases under the Normal Course Issuer Bid may take place over a twelve month period commencing on the 17th day of November, 2008 and ending on the 16th day of November, 2009.  The Company reserves the right to discontinue its Normal Course Issuer Bid at any time.

a)	Stock options

The Company’s stock option plan is administered by the Compensation Committee, which is a subcommittee of the Board of Directors. The Compensation Committee designates eligible participants to be included under the plan, and designates the number of options and the share price pursuant to the new options, subject to applicable securities laws and stock exchange regulations. The options, when granted, will have an exercise price of no less than the market price of shares at the date of grant and a life not exceeding 10 years. The options vest in equal increments over a period of three or four years, commencing one year from the grant date.  The number of options granted in any fiscal year shall not exceed 15% of the issued and outstanding common shares at the date of the grant.  The fair value of granted options are estimated as the date of grant using the Black-Scholes option pricing model.

On January 25, 2006, the Company granted to employees 9,661 stock options at an exercise price of $3.08 expiring in five years.

On March 17, 2006, 25,000 stock options were granted to a new director, at an exercise price of $2.13 expiring in five years.

On March 27, 2006, the Company granted 25,000 stock options to an employee at an exercise price of $2.11 expiring in five years.

On January 23, 2007, the Company granted to Officers and employees 70,500 and 21,803 stock options, respectively, at an exercise price of $5.15 expiring in five years.

In January 2007, in connection with the resignation of two Officers, the Company changed the duration of their option agreements and allowed accelerated vesting options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in Q1 2007.

On February 26, 2007, 10,000 stock options were granted to a new employee, at an exercise price of $4.99 expiring in five years.

On March 29, 2007, the Company granted 2,632 stock options to an employee at an exercise price of $4.75 expiring in five years.

On April 30, 2007, the Company granted 40,000 stock options to a new employee at an exercise price of $4.90 expiring in five years.

On June 8, 2007, the Company granted 60,000 stock options to directors at an exercise price of $4.24 expiring in five years.

On September 18, 2007, the Company granted 652,000 stock options to Officers and employees at an exercise price of $1.74 expiring in five years.

On September 21, 2007, the Company granted 50,000 stock options to two new Members of the Board of the Company at an exercise price of $1.67 expiring in five years.

On November 8, 2007, the Company granted 4,000 stock options to an employee at an exercise price of $2.23 expiring in five years.

On April 2, 2008, the Company granted 100,000 stock options to an Officer at an exercise price of $1.00 expiring in five years.

On June 17, 2008, the Company granted 125,000 stock options to Directors and a new Officer at an exercise price of $0.62 expiring in five years.

On November 11, 2008, the Company granted 125,000 stock options to officers and employees at an exercise price of $0.22 expiring in five years.

As at December 31, 2008, no stock options were exercised (2007 - 296,667) and 785,819 (2007 - 83,605) stock options were forfeited or expired.

Information with respect to stock option activity for 2006, 2007 and 2008 is as follows:

	Number of options	Weighted average exercise price $

Outstanding – December 31, 2005	661,083	2.90

Granted	59,661	2.28
Forfeited	(38,512)	1.64

Outstanding – December 31, 2006	682,232	2.84

Granted	910,935	2.43
Forfeited	(71,215)	4.03
Expired	(11,850)	3.57
Exercised	(296,667)	2.28

Outstanding – December 31, 2007	1,213,435	2.59

Granted	350,000	0.59
Forfeited	(785,819)	2.43

Outstanding – December 31, 2008	777,616	1.85

Details of stock options outstanding as at December 31, 2008 are as follows:

	Outstanding options			Exercisable options

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $

0.22 – 1.50	352,500	4.53	0.59	2,500	1.50
1.51 – 3.58	328,834	2.52	2.26	245,505	2.45
3.59 – 6.28	96,282	2.44	5.02	55,016	5.48

	777,616	3.42	1.85	303,021	2.99

As at December 31, 2007 and 2006 there were 233,862 and 298,320 options exercisable at weighted average prices of $3.37 and $2.81, respectively.

The fair values of all options granted during 2008, 2007 and 2006 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Expected option life (years)	2.86	3.03	4.00
Volatility	87.49%	86.09%	75.81%
Risk-free interest rate	2.85%	4.28%	4.01%
Dividend yield	nil	nil	nil

The weighted average grant-date fair values for stock options granted during 2008, 2007 and 2006 were $0.33, $1.40 and $1.34 per option, respectively.

Stock-based compensation (recovery) expense recognized in 2008, 2007 and 2006 in regards to the stock options was ($37,474), $660,312 and $456,281, respectively.

Information with respect to warrant activity for 2006, 2007 and 2008 is as follows:

	Number of warrants	Weighted average exercise price $

Outstanding – December 31, 2006, 2007 and 2008	646,392	15.60

The warrants will expire from April to July 2009.

For various price ranges, the weighted average characteristics of warrants outstanding and exercisable as at December 31, 2008 were as follows:

Range of exercise prices $	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise price $

11.34 – 13.89	40,000	2.41	12.31
15.82	606,392	2.50	15.82

	646,392	2.49	15.60

16	Earnings (loss) per share

	2008	2007	2006

Weighted average number of shares – Basic and Diluted	14,637,531	14,564,894	14,340,864

Options, at weighted average exercise price of $2.99 to purchase 303,021 common shares (2007 – 233,682; 2006 – 298,320), warrants at weighted average exercise price of $15.60 to purchase 646,392 common shares (2007 - 646,392; 2006 - 646,392) have been excluded from the above calculations since they would all have an anti-dilutive effect.

17	Revenues

	2008 $	2007 $	2006 $

Search and graphic advertising	5,606,383	7,354,709	8,024,972
Software licensing	951,022	415,263	957,488
Customized development and maintenance support	454,226	346,436	613,942

	7,011,631	8,116,408	9,596,402

18	Cost of revenues

	2008 $	2007 $	2006 $

Search and graphic advertising payouts	2,169,916	2,262,356	2,309,435
ISP charges	360,992	374,054	394,666

	2,530,908	2,636,410	2,704,101

19	Write-downs and settelement costs

	2008 $	2007 $	2006 $

Write-down of goodwill (note 10)	3,995,000	8,060,841	-
Write-downs of property and equipment and intangible assets (notes 9 and 10)	437,264	1,985,470	413,238
Write-down of investment (note 11)	-	150,000	570,000
Class action closure costs	-	(50,000)	50,000
Class action settlement costs	-	-	650,000
	4,432,264	10,146,311	1,683,238

20	Consolidated statement of cash flows

In 2008, the Company acquired $18,471 of computer equipment (2007- $108,895) and $6,106 of software equipment under capital leases (2007- $38,701).

21	Net change in non-cash working capital items

	2008 $	2007 $	2006 $

Cash flows provided from (used for):
Accounts receivable	10,473	1,816,139	418,842
Income taxes receivable	111,084	(111,203)	525,447
Prepaid expenses and other assets	37,791	71,751	36,912
Accounts payable and accrued liabilities	(529,477)	(769,067)	(454,958)
Income taxes payable	(8,100)	-	(415)
Deferred rent	(6,211)	(1,257)	12,108
Deferred revenue	(54,666)	(16,205)	(22,317)

	(439,106)	990,158	515,619

22	Income taxes

a)	The provision for (recovery of) income taxes is detailed as follows:

	2008 $	2007 $	2006 $

Current	522	1,479	(4,876)
Future (recovered)	(390,565)	(1,250,453)	(724,177)

	(390,043)	(1,248,974)	(729,053)

b)	A reconciliation of the combined Canadian Federal and provincial income tax rate with the Company's effective income tax rate is as follows:

	2008 $	2007 $	2006 $

Loss from continuing operations before income taxes	(6,880,747)	(15,679,800)	(5,087,761)
Expected recovery of income taxes at the statutory rate	(2,126,151)	(5,020,672)	(1,629,101)
Impact of foreign and provincial rates	9,200	3,654	(3,676)
Change in future income tax balance due to change in rate	41,582	1,316,637	1,475,114
Unrecognized benefit of current year tax losses and undeducted research and development expenses, and other temporary differences	208,650	(176,111)	(571,165)
Benefit of prior years’ tax losses not previously recognized	-	-	(27,891)
Permanent difference:
Impairment of goodwill	1,234,455	2,367,218	-
Non-deductible expenses	242,221	260,300	27,666

Recovery of income taxes	(390,043)	(1,248,974)	(729,053)

c)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2008 $	2007 $

Assets
Property and equipment	2,343,235	2,802,656
Non-capital losses (expiring 2009-2028)	4,328,865	6,515,429
Unrealized impairment losses on investments	748,437	932,368
Research and development expenses	616,339	668,801
Financing expenses	-	89,657
Intangible assets	382,595	476,619
Goodwill	228,140	284,206
Other	117,331	62,352
	8,764,942	11,832,088

Liabilities
Intangible assets	259,848	650,413

Net future income tax assets before valuation	8,505,094	11,181,675
Valuation allowance	(8,764,942)	(11,832,088)
	(259,848)	(650,413)

Presented as:
Current asset	-	-
Long-term asset	-	-
Long-term liability	(259,848)	(650,413)
	(259,848)	(650,413)

As at December 31, 2008, the Company also has temporary differences in the United States of America consisting mainly of non-capital losses for $1,929,723 (2007 - $2,214,559).  No future tax assets were recognized in 2008 and in 2007 for these temporary differences.

In addition, the Company has capital losses amounting to $16,075,738 in 2008 (2007 - $19,650,152) with no expiration date. No future tax assets were recognized in 2008 and in 2007 for these capital losses.

d)
As at December 31, 2008, the Company has non-capital loss carryforwards totalling approximately $16,130,000 for Federal and Provincial income tax purposes which may be used to reduce taxable income in future years. These losses may be claimed no later than fiscal years ending December 31:

$

2009	2,440,000
2010	3,259,000
2014	808,000
2015	5,256,000
2026	706,000
2027	3,616,000
2028	45,000

23	Product development and technical support expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2008 $	2007 $	2006 $

Product development and technical support expenses	1,719,804	2,050,266	2,268,310
Research and development expenses	398,763	567,825	485,944
	2,118,567	2,618,091	2,754,254

Less: research and development tax credits	179,843	201,681	215,387

	1,938,724	2,416,410	2,538,867

As of December 31, 2008 the Company has non-refundable tax credits of $319,179 (2007 - $315,001) with no expiration date.

24	Segment information

Management follows and measures its operations using two separate segments:
•	Search / Media
o	This segment includes the metasearch and vertical search engines such as:
▪	Mamma.com – The Mother of all Search Engines is a search site on the Web that simultaneously searches a variety of engines, directories, and deep content sites.
▪	Mamma Videos – Find, explore, and view broadband videos from a wide range of topics including TV shows, movies, music, and news from providers across the Web.
▪	Mamma Jobs – Provides job seekers free instant access in one single search for job boards, newspapers and associations.
o	This segment also includes our media network consisting of active publishers in the combined search and graphic ad categories which provides online marketing solutions such as:
▪	Pay-per-click advertising – Advertisers bid or pay a fixed price for position on search listing advertisements on our own properties as well as within our Publisher Network.
▪	Graphic ad network – Allows advertisers to pay a CPM price for graphic ads to be distributed though our Publisher Network.
▪	XML search feeds – Our property provides third party’s content, whether commercial or non-commercial search result listings.
•	Software
o	This segment includes various sophisticated technology such as:
▪
 Copernic Desktop Search® – Software that allows to find files and e-mails with the power of a search engine right on a desktop.  With the Company’s new mobile plug-in, PC files can be accessed by mobile devices.  There are three product types available:

•	Copernic Desktop Search® Home Edition: for personal use with basic features and is now ad supported.
•	Copernic Desktop Search® Pro Edition for SMEs with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes.
•	Copernic Desktop Search® Corporate Edition: enterprise-oriented desktop search solution that is secure, scalable and easy to deploy and provides searches on Intranets.
▪	Copernic Agent® – An Internet search and tracking tool software.
▪	Copernic Tracker® – A software that keeps users up to date with what is new on the Web.
▪	Copernic Summarizer® – Creates concise document summaries of any file or Web page to save users time spent reading, without missing any important information.
o	This segment also includes software customization and maintenance.

The segmented information is presented for the continuing operations.

	For the twelve months ended
	December 31, 2008
	Search/Media	Software	Total
	$	$	$
Revenues	5,606,383	1,405,248	7,011,631

Costs of revenues	2,530,908	-	2,530,908
Marketing, sales and services	499,788	438,823	938,611
Product development and technical support	556,988	1,381,736	1,938,724
Amortization of property and equipment	121,887	89,169	211,056
Amortization of intangible assets	38,875	980,284	1,019,159
Write-downs and settlement costs	50,424	4,381,840	4,432,264
Segmented operating income (loss)	1,807,513	(5,866,604)	(4,059,091)

Unallocated expenses
General and administration expenses, interest, loss on foreign exchange and restructuring charges			2,821,656
Loss from continuing operations before income taxes and discontinued operations			(6,880,747)

	As at
	December 31, 2008
	Search/Media	Software	Total
	$	$	$
Property and equipment	135,579	104,515	240,094
Intangible assets	32,550	885,935	918,485
Goodwill	-	3,362,003	3,362,003
	168,129	4,352,453	4,520,582

	For the twelve months ended
	December 31, 2007
	Search/Media	Software	Total
	$	$	$
Revenues	7,354,709	761,699	8,116,408

Costs of revenues	2,636,410	-	2,636,410
Marketing, sales and services	1,084,777	813,045	1,897,822
Product development and technical support	980,360	1,436,050	2,416,410
Amortization of property and equipment	164,783	137,726	302,509
Amortization of intangible assets	49,515	1,941,771	1,991,286
Write-downs and settlement costs	846,310	9,200,001	10,046,311
Segmented operating income (loss)	1,592,554	(12,766,894)	(11,174,340)

Unallocated expenses
General and administration expenses, interest and loss on foreign exchange			4,505,460
Loss from continuing operations before income taxes and discontinued operations			(15,679,800)

	As at
	December 31, 2007
	Search/Media	Software	Total
	$	$	$
Property and equipment	277,394	182,478	459,872
Intangible assets	72,671	2,248,005	2,320,676
Goodwill	-	7,357,003	7,357,003
	350,065	9,787,486	10,137,551

Geographic segment

	2008 $	2007 $	2006 $
Revenues:
Canada	124,621	204,820	884,494
United States	3,746,538	3,730,229	4,682,376
Europe	2,794,957	3,217,451	3,728,775
Australia	212,309	542,571	241,137
Other	133,206	421,337	59,620
	7,011,631	8,116,408	9,596,402

	2008 $	2007 $	2006 $
Long-lived assets and goodwill:
Canada	4,520,582	10,137,551	22,111,970
	4,520,582	10,137,551	22,111,970

25	Major Customer

The Company has one major customer that accounts for more than 10% of the Company’s sales.  Sales to this customer represents approximately 10% (2007 - 14%; 2006 - 11%) of the Company’s sales. The outstanding accounts receivable from this customer as at December 31, 2008 amount to approximately 13% (2007 - 18%) of the total accounts receivable.

26	Commitments

The Company is committed under operating lease agreements. Future minimum payments under these leases as at December 31, 2008 are as follows:

$

2009	249,000
2010	46,000
2011	27,000
2012	18,000
2013	-

Other commitments

The Company maintains directors and officers insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

As at December 31, 2008, the Company has change of control agreements with certain executive officers and a few employees.  If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $614,181 for these specific executive officers and employees.

27	United States generally accepted accounting principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

For the years ended December 31, 2008, 2007 and 2006, the Company does not have any significant adjustments to record in order to reconcile its reported net earnings (loss) under Canadian GAAP and U.S. GAAP.

The effects of these adjustments on the consolidated balance sheets of the Company are as follows:

	2008 $	2007 $
Capital stock
Capital stock in accordance with Canadian GAAP	96,556,485	96,556,485
Reduction of stated capital (b)	16,769,570	16,769,570

Capital stock in accordance with U.S. GAAP	113,326,055	113,326,055

Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,747,028	5,784,502
Stock-based compensation costs (c)
Cumulative effect of prior years	1,037,690	1,037,690

Additional paid-in capital in accordance with U.S. GAAP	6,784,718	6,822,192

Accumulated deficit
In accordance with Canadian GAAP	(93,592,434)	(87,101,730)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)

Accumulated deficit in accordance with U.S. GAAP	(111,399,694)	(104,908,990)

Shareholders’ equity in accordance with U.S. GAAP	9,272,216	15,800,394

a)	Consolidated statement of cash flows

The consolidated statement of cash flows was prepared under Canadian GAAP.  There are no measurement differences between Canadian GAAP and U.S. GAAP as they specifically apply to the Company.

b)	Reduction of stated capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

c)	Stock-based compensation costs

The Company prospectively adopted the fair value method of accounting for stock options granted to employees.  As a result of this change, there is no difference between the Company’s net earnings (loss) for 2008, 2007 and 2006 under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

d)	Non-refundable tax credits

Under U.S. GAAP, non-refundable tax credits must be presented as a reduction of the provision for income taxes. Under Canadian GAAP, these tax credits are presented as a reduction of the related research and development expenses. Under U.S. GAAP, there would be no change in earnings (loss) from continuing operations and net earnings (loss) for the year; however, earnings (loss) from continuing operations before income taxes and recovery of income taxes under U.S. GAAP would be different.  Since the Company has not recorded any non-refundable tax credits for 2008, 2007 and 2006, a reconciliation is not required.

28	Subsequent events

On January 28, 2009, the Board of Director’s unanimously approved an adjustment to Mr. David Goldman’s consultancy agreement, to which David Goldman concurred, that the change of control clause is amended to an entitlement to the lesser of  $300,000 or 3% of the transaction triggering a change of control. The Board further specified that the resulting payment would be made in the same currency as the transaction itself. The previous agreement stipulated that in the case of change of control, David Goldman was entitled to receive a lump sum payment equal to the greater of the past 24 months consulting payments or CDN $300,000.

On February 2, 2009, the Company sold 5,200,000 shares of TECE Inc. for CDN $208,000.  The Company’s investment in TECE Inc. was completely written off in 2001.

On February 3, 2009, a lawsuit was filed against the Company by one former officer. The plaintiff alleges an unlawful dismissal by the Company and seeks damages amounting to CDN $256,775. The Company denies the allegations against it, believes that the claim is without merit, and intends to defend itself.

On March 4, 2009 the Company announced that Claire Castonguay, Vice President, Finance and Controller will terminate her employment with the Company at the end of the quarter consistent with the closure of the Montreal office at that time. Jean-Rock Fournier, Vice President Finance since the beginning of the quarter and also located in Quebec City will assume the duties of Chief Financial Officer, effective March 31st. Mr. Fournier is a  Chartered Accountant since 2000, practiced public accounting with KPMG, and has been Vice President Finance with Axion Technologies and PGI, both companies in the Information Technology sector.